

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Via E-Mail

David R. Crandall, Esq.
Hogan Lovells US LLP
1601 Wewatta Street, Suite 900
Denver, CO 80202

Re: Taronis Fuels, Inc.
Definitive Additional Materials filed on Schedule 14A by Thomas Wetherald, Tobias Welo, Mary Pat Thompson, Sergey Vasnetsov and Andrew McCormick
Filed March 22, 2021
File No. 000-56101

Dear Mr. Crandall:

We have reviewed your filing and have the following comments.

Definitive Additional Materials filed on Schedule 14A

1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertions included below. In this regard, note that the factual foundation for each such assertion must be reasonable. Refer to Rule 14a-9.

- That the current board members "extracted tremendous cash from Taronis Fuels for their own benefit" and the related statement that "the incumbent directors were more than willing to take cash from the proceeds of these offerings, and other stock offerings, to pay themselves excessive cash salary and bonuses." If these are references to the fees paid for serving on the board and its committees, please revise to clearly state so.
- "The incumbent Board has acted as if Taronis Fuels is their own personal fiefdom, with an utter disregard for all other shareholders. In essence, these men have 'seized' a meaningful portion of the Company's cash, despite having very little stock ownership, let alone paying a premium for any shares."
- That "the incumbent Board has blatantly disregarded its core fiduciary duty to protect shareholders" and the related reference to the board being "derelict in these duties."

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for your disclosure that the company has experienced "seemingly endless dilution."

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions